UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of November, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SPIRENT PLC


                        SENIOR MANAGEMENT APPOINTMENT



London, UK - 15 November 2004: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that Mr William (Bill) Burns has been appointed President of the Service Assurance division of Spirent Communications with immediate effect.



Mr Burns (37) was previously Senior Vice President of Global Marketing at Tellabs, Inc., a leading US network equipment manufacturer. At Tellabs, Mr Burns was responsible for global marketing, product strategy and technology as well as marketing communications. Prior to this he was Senior Vice President Europe, Middle East and Africa for Tellabs, based in the UK, and held several senior sales management and sales engineering positions at the company.



In his role at Spirent Mr Burns will report directly to the Chief Executive. He will be responsible for the globalisation, growth and strategic direction of the Service Assurance division which provides network monitoring and management systems to telecoms service providers.



Commenting on the appointment, Anders Gustafsson, Chief Executive, said:



"Bill has over 15 years' experience in the telecoms industry and a track record of growing and leading teams focused on launching products and winning customers. I believe he has the right skill set to address the challenges that lie ahead for us in the Service Assurance division as we extend our capabilities in the IP services sector and globalise the business. We are all looking forward to working with him."



                                    - ends -



Enquiries

Anders Gustafsson, Chief Executive           Spirent plc     +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                               Spirent plc     +44 (0)1293 767676

Media
Tom Buchanan/Rupert Young                    Brunswick      +44 (0)20 7404 5959




About Spirent



Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com



Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.



Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.



This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  15 November, 2004                        By   ____/s/ Luke Thomas____

                                                    (Signature)*